Mail Stop 6010


October 6, 2005



Jonathan Wax, Chief Executive Officer
Digital Power Corporation
41920 Christy Street
Fremont, California 94538

Via U S Mail and FAX [ (510) 353-4023 ]


	Re:	Digital Power Corporation
		Form 10-KSB for the fiscal year December 31, 2004, as amended
		Forms 10-QSB for the quarters March 31, as amended, and June 30, 2005
		File No.  1-12711


Dear Mr. Wax:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


								Sincerely,


								Martin F. James
								Senior Assistant Chief
Accountant



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